Exhibit 12
AIRGAS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2011	2012	2013	2014	2015
EARNINGS COMPUTATION:
Add:
Pretax income from continuing operations	$406,933	$492,166	$543,417	$551,906	$584,122
Fixed charges	98,542	103,227	105,651	112,005	105,066
	$505,475	$595,393	$649,068	$663,911	$689,188
Subtract:
Capitalized interest	(2,336)	(869)	(594)	(227)	(1,028)
Earnings for purposes of computation	$503,139	$594,524	$648,474	$663,684	$688,160
FIXED CHARGES COMPUTATION:
Interest (1)	$65,055	$69,715	$70,670	$75,588	$65,219
Estimate of the interest component of rent expense	33,487	33,512	34,981	36,417	39,848
Fixed charges for purposes of computation	$98,542	$103,227	$105,651	$112,005	$105,067
RATIO OF EARNINGS TO FIXED CHARGES	5.11X	5.76X	6.14X	5.93X	6.55X

(1) Includes interest expense, capitalized interest, amortization of capitalized financing costs and original issuance bond discounts, and discount on trade receivables securitization.